UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number                 000-024979

Medical Device Alliance Inc.

(Exact Name of Registrant as specified in its charter)

680 Vaqueros Avenue, Sunnyvale, California 94085, (408) 736-0224

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	☒ ☐ ☐ ☐ ☒	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Medical Device Alliance Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MEDICAL DEVICE ALLIANCE INC.

DATE:	March 12, 2004	BY:	/s/ John Raffle
Name: John Raffle Title: Secretary